Cytation  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

June  8,  2006


United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             REGISTRATION  STATEMENT  ON  FORM  SB-2
             FILE  NO.  333-133377
             FILED  APRIL  19,  2006

Dear  Ms.  Long,

     We received your letter commenting on the Registration Statement on Form SB-2 ("Registration Statement") filed on April 19, 2006 by Cytation Corporation (the "Company"). In connection with your comments, we have made necessary changes suggested in your letter and filed them in an amended Registration Statement, filed via EDGAR on June 8, 2006. In addition, we have filed a copy of this letter as correspondence on EDGAR. We have placed revision marks at the beginning and end of each material change in the Registration Statement (punctuation and spelling changes are not marked). Changes to tables are denoted by revision marks at the beginning and end of each table.

     Our  responses  to  your  comments  follow  below.

General
-------

1. We have added the following disclosure to the Registration Statement on page 50.

          Some affiliates of Deer Valley Homebuilders, Inc. ("Deer Valley") purchased shares in the Series A Preferred Stock Offering, which closed on January 18, 2006. The following eight former owners of Deer Valley purchased an aggregate of $500,000 in shares of Series A Convertible Preferred Stock, Series A Common Stock Purchase Warrants, and Series B Common Stock Purchase Warrants: Joel Logan, Charles Murphree, John Steven Lawler, James David Shaw, William Joseph Aycock, Jr., Jerry Ray Cooper, Jr., Timm Gann, and Jimmy Ray Hawkins. In the aggregate, the eight former owners of Deer Valley acquired (a) 66,666 shares of Series A Convertible Preferred Stock convertible into 666,666 shares of common stock, (b) Series A Common Stock Purchase Warrants exercisable for 666,666 shares of common stock, and (c) Series B Common Stock Purchase Warrants exercisable for 666,666 shares of common stock.

2. In connection with the "Share Exchange," the shareholders of Deer Valley Acquisitions Corp. received Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series C Common Stock Purchase Warrants of Cytation Corporation in exchange for one hundred percent (100%) of the issued and outstanding capital stock of Deer Valley Acquisitions Corp. Thus, as a result of the Share Exchange on January 18, 2006, Deer Valley Acquisitions Corp. became a wholly-owned subsidiary of Cytation Corporation. Immediately after completion of the Share Exchange, but also on January 18, 2006, Deer Valley Acquisitions Corp. acquired one hundred percent (100%) of the issued and outstanding capital stock of Deer Valley Homebuilders, Inc.

     On page 51 of the Registration Statement under the heading "Share Exchange," we have noted that Deer Valley Acquisitions Corp. became a wholly-owned subsidiary of Cytation Corporation as a result of the Share Exchange. On page 52 of the Registration Statement under the heading "Acquisition," we have clarified that the acquisition of Deer Valley Homebuilders, Inc. occurred on January 18, 2006 immediately after completion of the Share Exchange.

Cover  Page  of  Prospectus
---------------------------

3. We have corrected the discrepancies noted in this comment. Specifically, we have revised the number of common shares in the third bullet point on page 3 to read "2,675,000" and have revised the number of common shares in the penultimate bullet point on page 20 to read "2,087,742."

Selling  Shareholders
---------------------

4. On pages 9 and 19 of the Registration Statement we have disclosed the dividend rate on the Series A Convertible Preferred Stock and included a cross-reference to page 56 of the Registration Statement, where the dividend rate for the Series A Preferred Stock is disclosed in greater detail.

5. On pages 9 and 20 we have disclosed when the Company incurs registration penalties, the amount currently payable, the terms of any securities issued in connection with the registration penalties, and to whom the penalties will be payable. We have also included a more detailed discussion regarding the registration penalties on page 51.

6. We have added a "TOTAL" row at the end of the selling security holders table, which begins on page 21.

7. We have added the following additional disclosures pursuant to Item 508 of Regulation S-B after the heading "Plan of Distribution" on page 32 of the Registration Statement:

UNDERWRITERS  AND  UNDERWRITING  OBLIGATION

          One selling stockholder, Midtown Partners & Co., LLC ("Midtown Partners"), is a SEC and NASD registered broker-dealer. Midtown Partners acted as the placement agent for the Company in connection with the Series A Preferred Stock Offering and the Series D Preferred Stock Offering. Midtown Partners received the following warrants as partial payment of commissions earned as placement agent for the Company in connection with such private offerings: (a) Series BD-1 Common Stock Purchase Warrants exercisable for, in the aggregate, 889,162 shares of Common Stock at an exercise price of seventy five cents ($.75) per share, (b) Series BD-2 Common Stock Purchase Warrants exercisable for, in the aggregate, 889,162 shares of Common Stock at an exercise price of one dollar and fifty cents ($1.50) per share, (c) Series BD-3 Common Stock Purchase Warrants exercisable for, in the aggregate, 449,581 shares of Common Stock at an exercise price of two dollars and twenty five cents ($2.25) per share, (d) Series BD-4 Common Stock Purchase Warrants exercisable for, in the aggregate, 61,120 shares of Common Stock at an exercise price of one dollar and fifty cents ($1.50) per share, and (e) Series BD-5 Common Stock Purchase Warrants exercisable for, in the aggregate, 61,120 shares of Common Stock at an exercise price of three dollars ($3.00) per share (collectively, the "BD Warrants"). Pursuant to this registration statement, the Company is registering for re-sale the common stock issuable upon exercise of the BD Warrants. As such, relative to the shares issuable upon exercise of the BD Warrants, Midtown Partners falls into the definition of an "underwriter," as defined in Section 2(11) of the Securities Act of 1933, as amended.

          In addition, the following selling shareholders are affiliates of Midtown Partners: (a) Apogee Financial Investments, Inc., a selling shareholder holding 1,901 shares of Series B Preferred Stock convertible into 190,100 shares of common stock; (b) Famalom, LLC, a selling shareholder holding 3,025 shares of Series B Preferred Stock convertible into 302,500 shares of common stock; (c) Daedalus Consulting, Inc., a selling shareholder holding 3,425 shares of Series B Preferred Stock convertible into 342,500 shares of common stock; (d) Deecembra Diamond, a selling shareholder holding 5,750 shares of Series B Preferred Stock convertible into 575,000 shares of common stock; and (e) Total CFO, LLC, a selling shareholder holding 26,750 shares of Series B Preferred Stock convertible into 2,675,000 shares of common stock and a Series C Common Stock Purchase Warrant exercisable for 2,000,000 shares of common stock (collectively, the

          "Midtown Affiliates"). The Company is registering for re-sale the common stock issuable upon exercise or conversion of the securities referenced above in this paragraph. As such, as an affiliate of Midtown Partners, the selling shareholders referenced above in this paragraph fall into the definition of an "underwriter," as defined in
          Section 2(11) of the Securities Act of 1933, as amended, relative to the securities owned by each such selling securityholder being registered hereunder.

          Except for the prior engagement of Midtown Partners as placement agent in connection with the private Series A Preferred Stock Offering and the private Series D Preferred Stock Offering, and as an owner of securities, Midtown Partners does not have a material relationship with the Company. Further, except as an owner of securities of the Company, none of the Midtown Affiliates have a material relationship with the Company. Neither Midtown nor the Midtown Affiliates may return any of the above referenced securities. Please see page 138 below for a description of offering expenses. Also, please see "SERIES A PREFERRED STOCK OFFERING" on page 49 and "SERIES D PREFERRED STOCK OFFERING" on page 53 for a description of the compensation Midtown Partners received for its services as placement agent. There is no arrangement under which Midtown Partners or any Midtown Affiliate may purchase additional shares or securities in connection with these offerings. Midtown Partners has no contractual right to designate or nominate a member of the Board of Directors. Midtown Partners has been in business as a registered broker-dealer for more then three years. Previously, Midtown Partners had operated under the name Innovation Capital, LLC. No finders or other licensed Broker-Dealers were used by the Company in connection with the Series A Preferred Stock Offering, the Series B Preferred Stock Offering, or this Registration Statement.

          Midtown Partners and each of the Midtown Affiliates plan to resale the above referenced securities pursuant to the plan of distribution as discussed at page 31 under the heading "DISTRIBUTION METHOD." Based upon representations received, Midtown Partners and each of the Midtown Affiliates do not intend to engage in passive market making transactions under Rule 103 of Regulation M or to conduct any stabilizing transactions. Midtown and each of the Midtown Affiliates are not making any warrant or rights offering to existing security holders.

          The placement agent agreement between Midtown Partners and the Company provides for indemnification of Midtown Partners by the Company for losses, claims, damages, or liabilities, including attorneys' fees, incurred by Midtown Partners in connection with Midtown Partners' services as a placement agent. The Company's obligation to indemnify Midtown Partners would include liabilities arising under the Securities Act of 1933. This indemnification provision is limited by a proviso that if such losses, claims, damages, or liabilities are found by a court to arise primarily out of Midtown Partners' violation of any applicable law, then Midtown Partners must repay to the Company any amounts received as indemnification.

8. Via footnotes to the table of selling security holders, which begins on page 21, we have disclosed the natural person(s) having sole or shared voting and investment control over the securities held by selling stockholders which are not natural persons.

9. We have added the following disclosure under the caption "Plan of Distribution-Eligible Shares" on page 30 of the Registration Statement:

          To the extent any successor(s) to the named selling stockholders wish to sell under this prospectus the Company must file a prospectus supplement identifying such successors as selling stockholders.

10. We have added the following disclosure to under the heading "Selling Security Holders" on page 20 of the Registration Statement.

          Sequence Advisors Corp. acquired its securities before the transaction closing in January 2006 to provide a source of funds to be used by former management to meet post-closing expenses and other obligations and to compensate former management for its services to the extent funds are unused. Allison Investment Corp. acquired the right to purchase securities in exchange for relinquishing its exclusive right to locate a merger candidate for Cytation Corporation. Subsequently, Allison Investment Corp. exercised that right and purchased its securities from the Company. Please refer to "Recent Sales of Unregistered Securities" on page 139 of this Registration
          Statement for information on how holders of Series A, B, C, and D Preferred Stock and holders of Series A, B, C, D, E, and BD Common Stock Purchase Warrants acquired their securities.

11. Bush Ross, P.A. has filed its opinion as Exhibit 5.01 to the Registration Statement.

     If you should have any questions regarding our amended Schedule 14C, please do not hesitate to contact me.


                                Sincerely,


                                /s/ Charles G. Masters
                                ------------------------------
                                Charles G. Masters
                                President & Chief Executive Officer


Cc:     Bush  Ross,  P.A.

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